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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Siegel               Corey                       A.
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   (Last)               (First)                 (Middle)

   Millennium Chemicals Inc., 230 Half Mile Road
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                                    (Street)

   Red Bank                       New Jersey                      07701
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   April 13, 2000
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc.  (MCH)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


      Vice President - Tax
      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person


















================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock $0.01 Par Value Per Share   248                          D                   (1)
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Common Stock $0.01 Par Value Per Share   1,423                        I                   (2) 401(k)
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Common Stock $0.01 Par Value Per Share   57                           D                   (3) 401 (k)(w)
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Common Stock $0.01 Par Value Per Share   11                           I                   (4)
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Common Stock $0.01 Par Value Per Share   366                          I                   (5)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of ___

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option                   12/6/99    12/6/06         Common Stock           4,000         $19.00         D              (6)
------------------------------------------------------------------------------------------------------------------------------------
Option                   4/22/01    4/22/08         Common Stock           1,000         $34.875        D              (7)
------------------------------------------------------------------------------------------------------------------------------------
Option                   12/9/02    12/9/09         Common Stock           1,000         $19.625        D              (8)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

1. Includes 64 shares held jointly with his wife.

2. Represents the value of the Reporting Person's Stock Fund Account in the Company's 401(k) plan as of April 30, 2000, expressed as share equivalents. As of such date 100% of such fund was invested in Company Common Stock.

3. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of April 30, 2000.

4. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

5. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account were acquired by the plan trustee at various times and prices.

6. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long-Term Stock Incentive Plan to purchase 4,000 shares of the Issuer's Common Stock at $19.00 per share.

7. Represents an option granted to the Reporting Person for the Chairman's Award to purchase 1,000 shares of the Issuer's Common Stock at $34.875 per share.

8. Represents an option granted to the Reporting Person to purchase 1,000 shares of the Issuer's Common Stock at $19.625 per share.



---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of __


(122795DTI)